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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                  Xfone, Inc.
                                (Name of Issuer)

                                  Common stock
                         (Title of Class of Securities)

                                   98414Y 109
                                 (CUSIP Number)

                          Brenda Lee Hamilton Esquire
                          555 S Federal Hwy, Suite 270
                            Boca Raton Florida 33432
                             561-416-8956 Telephone
                             561-416-2855 Facsimile
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 30, 2002
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or
         240.13d-1(g), check the following box. [   ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
         §240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
         Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98414Y 109.................................

--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Guy Nissenson
--------------------------------------------------------------------------------

               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)         Not Applicable
                  (b)         Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  00
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship ..........Israel and Argentina
--------------------------------------------------------------------------------

Number of                  7. Sole Voting Power.............720,336
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............00
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power........720,336
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........00
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................720,336
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                   Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  14.4%
--------------------------------------------------------------------------------

Item 1.     Security and Issuer
            Xfone Inc.
            c/o Swiftnet Ltd. Britannia House
            960 High Road,
            London, United Kingdom  N12 9RY

Item 2.     Identity and Background

            (a)    Name; Guy Nissenson
            (b)    Residence or business address;
                   Xfone Inc.
                   c/o Swiftnet Ltd. Britannia House
                   960 High Road,
                   London, United Kingdom  N12 9RY
            (c)    Present principal occupation or employment and the name,
                   principal business and address of any corporation or other organization in which such employment is conducted;
                   President and Director of Xfone
                   Britannia House
                   960 High Road,
                   London, United Kingdom  N12 9RY
            (e)    Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such
                   proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or
                   mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;
                   Not Applicable
            (f)    Citizenship. Argentina and Israel

Item 3.     Source and Amount of Funds or Other Consideration: Services Rendered

Item 4.     Purpose of Transaction
            Issuance for Services Rendered.

Item 5.     Interest in Securities of the Issuer
            (a)     State the aggregate number and percentage of the class of
                    securities identified pursuant to Item 1 - 720,336 (14.4%)

                    Contracts, Arrangements, Understandings or Relationships
                    with Respect to Securities of the Issuer.
                    Describe any contracts, arrangements, understandings or
                    relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with
                    respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities,
                    finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the
                    persons with whom such contracts, arrangements,
                    understandings or relationships have been entered into.
                    Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or
                    investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Item 6
                    The Chairman of the Board of Directors of Xfone, Abraham
                    Keinan, and Xfone's President and Director, Guy Nissenson,
                    entered into a shareholders agreement with each other, on
                    behalf of their respective companies, Vision Consultants and
                    Campbeltown Business Ltd., pursuant to which each party has a right of first refusal on any proposed sale of Xfone's
                    stock by the other party.

                    Guy Nissenson and his family are shareholders of Campbeltown
                    Business Ltd. Pursuant to a Stock Purchase Agreement,
                    clarified on July 30, 2001, Campbeltown has an option to
                    acquire 10% of Xfone's outstanding stock if Xfone's common stock becomes quoted on the Over-the-Counter Bulletin Board before December 31, 2005. Campbeltown also has a first right of refusal on any of Xfone's securities offerings until
                    December 31, 2005, so long as Campbeltown owns more than 4%
                    of Xfone's outstanding stock. To the extent that Xfone
                    issues any shares to Abraham Keinan, Campbeltown has the
                    right to purchase or acquire such number of Xfone's shares on the same terms and conditions as Abraham Keinan such that the relative percentage ownership of Abraham Keinan and
                    Campbeltown remains the same.

Item 7.     Material to Be Filed as Exhibits

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date February 25, 2002

Signature Guy Nissenson--President and Director

Name/Title